Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 11, 2010, with respect to the consolidated balance sheets of KBS Strategic Opportunity REIT, Inc. as of December 31, 2009 and 2008, the related consolidated statements of stockholder’s equity for the period from October 8, 2008 (inception) to December 31, 2008 and for the year ended December 31, 2009, and the consolidated statements of operations and cash flows for the year ended December 31, 2009, in Supplement No. 2 to the Prospectus related to the Registration Statement (Form S-11 No. 333-156633) of KBS Strategic Opportunity REIT, Inc. for the registration of 140,000,000 shares of its common stock.

/s/ Ernst & Young LLP

Irvine, California

March 11, 2010